UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period October 2002

File No.    0-49869

NATIONAL GOLD CORPORATION

(Name of Registrant)

600 - 890 West Pender Street, Vancouver, British Columbia CANADA V6C 1J9

(Address of principal executive offices)

1. Press Release dated: October 7, 2002

2. Press Release dated: October 10, 2002

3. Form 27, Material Change Report: dated October 17, 2002

4. Press Release dated: October 18, 2002

5. Press Release: dated October 21, 2002

6. Press Release dated: October 28, 2002

7. Notice of Extraordinary General Meeting: Notice dated November 19, 2002

8. Press Release: dated November 22, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX            FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GOLD CORPORATION

(Registrant)

November 26, 2002                     By: /s/ Albert J. Matter, President and CEO

Date

NATIONAL GOLD

CORPORATION

October 7, 2002

Symbol NGT: CDNX

FOR IMMEDIATE RELEASE

3.0 MILLION UNIT PRIVATE PLACEMENT

Vancouver, B.C.: National Gold Corporation announces a 3.0 million unit non-brokered private placement of National Gold at a price of C$.30 per unit for proceeds of C$900,000.

Each unit of this Private Placement consists of one common share of the company and one warrant to purchase an additional common share at C$.40 cents during the first year of its two year term and C$.50 during the second year. A 7-per-cent finder's fee is payable in connection with the financing.

Proceeds from this financing will be used toward the acquisition cost of the Salamandra property in Mexico and working capital purposes and this private placement is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS OF NATIONAL GOLD CORPORATION

Albert J. Matter,

President & CEO

For further information please contact:

Albert Matter, President & CEO

James McDonald, PGeo, VP Mineral Development

Email:  info@nationalgold.com

Website:  www.nationalgold.com

Phone:  604-408-4647

Fax:  604-687-1327

TSX Venture Exchange has not reviewed and does not

take responsibility for the adequacy or accuracy of this release

NATIONAL GOLD

CORPORATION

October, 10, 2002

Symbol NGT: TSXV

FOR IMMEDIATE RELEASE

NATIONAL GOLD SEEKS PROPOSALS ON ADVANCING THE ESTRELLA ZONE TO DEFINITIVE ENGINEERING

Vancouver, B.C. By news release dated September 17th, 2002 National Gold Corporation reported on the “Robust Economics Indicated by Independent Preliminary Assessment of the Estrella Zone of the Mulatos Deposit, Salamandra Gold Camp, Mexico”. In the light of this assessment, National Gold and its Joint Venture Optionee Alamos Minerals Ltd. are tendering for proposals from major engineering firms for the definitive engineering work required to conclude a final feasibility report, in anticipation of financing and constructing the Estrella Development Alternative.

The Pincock Allen & Holt (“PAH”) report indicated that the Estrella Zone of the Mulatos Gold deposit of the Salamandra Gold Camp could be developed into a new gold producer that, at a gold price of US$300/ounce, may profitably produce an average of 100,000 ounces of gold per year for 12 years. The conceptual plan set out in the report forecast total production of 1,216,000 ounces of gold at an average site related cash operating cost of about US$169 per ounce of gold produced, and initial capital costs of US$34 per ounce. The report indicates that at a gold price of US$300/ounce, the Project’s economics could be very robust, with capital recovered over periods ranging from 2.8 years to 4.3 years, depending on the method of financing.

National Gold is pleased to provide further information with respect to the average cash operating costs referred to in the PAH report.  Set out below is a table listing the breakdown of the average site related production and direct operating costs.

Estrella Zone Production Projection:

US$300/oz. Gold pit shell (7,500 tons/day mining rate)	Number of Gold Ounces Produced	US $ Cash Cost/ Ounce Gold Produced
Phase 1 (Years 1-5 approx.)	520,000	$108
Phase 2 (Years 6-8 approx.)	260,000	$161
Phase 3 (Years 8-10 approx.)	270,000	$211
Phase 4 (Years 11-12 approx.)	180,000	$258
Total	1,230,000	$169*

* Life of mine average

The Estrella Zone is contained within the limits of the larger Mulatos Deposit area, defined in work performed by the previous owners.  The Estrella pit shell contains a total of 32.0 million tonnes of Measured and Indicated mineral resources with an average grade of 1.77 grams of gold per tonne (at cutoff grades ranging from 0.56 g/t to 0.96 g/t depending on ore type and metallurgical recovery, plus 26.6 million tonnes of waste material, resulting in a implied stripping ratio of 0.83:1 (tonnes waste:tonnes ore grade material).

The analysis also demonstrated that the Mulatos deposit's geometry and the degree of continuity of the measured and indicated resources may allow for an economically viable, practicable pit design based on a gold price substantially lower than US$300/ounce, although a lower tonnage and fewer ounces will be mined. National Gold notes that the PAH report is preliminary in nature and that there is no certainty that the preliminary assessment will be realized. However, the pit shell configuration developed by PAH includes only Measured and Indicated resources and does not include inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

In the report, PAH make the following recommendations:

*

Based on the positive results from the financial analysis, the Company should proceed to a feasibility study for the Estrella Zone Development Alternative.

The study should include detailed engineering and cost analysis of the proposed mining operation, process facilities and project infrastructure, as well as preparation of mineable reserve estimates, mine designs, mine production schedules, and geotechnical studies for the pit slopes and waste dumps.  At the Company’s discretion a definitive cost estimate at a level of accuracy of plus or minus 10 percent should be prepared.

*

To potentially improve gold recoveries for the project, additional metallurgical testing should be performed and include column leach tests investigating agglomeration prior to leaching at various finer crush sizes, and bio-oxidation of high-sulfide ore grade material prior to leaching.

In the opinion of National Gold the PAH Preliminary Assessment and Scoping Study of the Estrella Development Alternative demonstrates that this strategic option is a robust economic alternative for project development in the context of today’s commodity price environment.

1    National Gold has developed this table based on information defined in the PAH scoping analysis of the  Estrella Development Alternative. Allen Gordon VP of Mining and a mining engineer with over 25 years experience in open pit and underground mining and a Master of Science in Engineering degree from the University of Idaho constructed the table. Mr. Gordon was formerly the Senior Vice President of Technical Services and Project Development for Kinross Gold.

2   Not included in the above tabulation of site related costs are estimates for amortization of preproduction stripping costs totaling US$1.48/oz; off-site bullion refining and handling costs of US$2.00/oz; and production royalty costs of $2.96/oz.

 ON BEHALF OF THE BOARD OF DIRECTORS OF NATIONAL GOLD CORPORATION

Albert J. Matter,

President & CEO

For further information please contact:

Albert Matter, President & CEO

James McDonald, PGeo, VP Mineral Development

Email:  info@nationalgold.com

Website:  www.nationalgold.com

Phone:

(604) 408-4647

Fax:

(604) 687-1327

TSX Venture Exchange has not reviewed and does not take

responsability for the adequacy or accuracy of this release.

FORM 27

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE

SECURITIES ACT (BRITISH COLUMBIA) AND

SECTION 118 (1) OF THE SECURITIES ACT (ALBERTA)

_______________________________________________________________________

Item 1.

Reporting Issuer

NATIONAL GOLD CORPORATION

#600 890 West Pender Street

Vancouver, B.C.

V6G 1J9

Telephone: (604) 408-4647

Facsimile: (604) 687-1327

Item 2.

Date of Material Change

October 17, 2002

Item 3.

Press Release

The Issuer issued a press release at the City of Vancouver, British Columbia dated October 21, 2002 (see attached) and disseminated it through Canadian Corporate News, Canada Stockwatch and Market News Publishing.

Item 4.

Summary of Material Change

Alamos Minerals Ltd. and National Gold Ltd. have entered into discussions to merge the two companies. Alamos Minerals has provided a C$675,000 1 year Convertible Note loan to National Gold with interest payable at 1% per month.

Item 5.

Full Description of Material Change

See the attached news release dated May 20, 2002.

Item 6.

Reliance on Section 85 (2) of the Act (British Columbia)

Not applicable

Item 7.

Omitted Information

Not applicable

Item 8.

Senior Officers

To obtain further information contact Mr. Albert Mailer, President of the Company at (604) 408-4647

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 13th day of November, 2002

NATIONAL GOLD CORPORATION

Albert .1. Matter

President & C.E.O.

OCTOBER 18, 2002

VANCOUVER, B.C.

ALAMOS MINERALS LTD.

NATIONAL GOLD CORPORATION

AAS:  TSX-VE

NGT:  TSX-VE

FOR IMMEDIATE RELEASE

Merger Discussions Underway – Alamos Provides $675,000 Loan to National Gold

Alamos Minerals Ltd. (“Alamos”) and National Gold Corporation (“National Gold”) have entered into discussions to merge the two companies. The parties have agreed to retain an independent chartered business evaluator accredited by governing regulatory bodies to conduct an independent evaluation of the merger.

It is expected that a merger will create economic efficiencies for the development of the Salamandra Property in Sonora, Mexico as well as facilitate financing for the project on more favorable terms.

Alamos has provided a C$675,000 loan to National Gold by way of a one-year convertible note (the “Note”) with interest payable at 1% per month. The Note can be converted at any time into common shares of National Gold at a conversion price of 29 cents per share, and is redeemable at National Gold’s option on 30 days notice. The purpose of the loan is to meet the terms called for in an agreement wherein National Gold has purchased the Salamandra property in Mexico. Alamos also has the right to appoint three directors to the board of National Gold upon conversion of the loan into shares.

Alamos and National met the C$1,525,000 payment due on the property on October 17, 2002.

Alamos and National Gold have further agreed that Alamos has completed the property development expenditure obligations and the Pre-Participation Program described in their Joint Venture Agreement.  Under the terms of the Joint Venture Agreement Alamos is earning a 50% interest in the Salamandra Property.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

ALAMOS MINERALS LTD.

NATIONAL GOLD CORPORATION

'Chester F. Millar'

'Albert J. Matter’

Chester F. Millar

Albert J. Matter,

Chairman, President & CEO

President & CEO

For further information please contact:

r

Albert Matter, Director, President & CEO

Nerio Cervantes, Director

James McDonald, PGeo, Director, VP

ALAMOS MINERALS LTD.

NATIONAL GOLD CORPORATION

P.O. Box 48780, Bentall Centre

Suite 600 - 890 West Pender Street

Vancouver, B.C.

Vancouver, B.C.

Tel:   604-643-1787

Tel:     604-408-4647

Fax:   604-643-1773

Fax:     604-687-1327

Email: alamos@intergate.bc.ca

Email: info@nationalgold.com

Website: www.alamos-minerals.com

Website: www.nationalgold.com

OCTOBER 21, 2002

VANCOUVER, B.C.

ALAMOS MINERALS LTD.

NATIONAL GOLD CORPORATION

AAS:  TSX-VE

NGT:  TSX-VE

FOR IMMEDIATE RELEASE

ALAMOS – NATIONAL GOLD REACH AGREEMENT TO MERGER

Alamos Minerals Ltd. (“Alamos”) and National Gold Corporation (“National Gold”) are pleased to announce that they have entered into a letter agreement (the “Letter Agreement”) to merge the two companies by way of a statutory plan of arrangement to create a new company, Alamos Gold Corporation (“Alamos Gold”).  Each of Alamos and National plan to set a date for meeting of their respective shareholders within the next 30 days.

The merger will combine the party’s respective interests to create efficiencies and a more effective approach to advancing the development of the large Mulatos gold deposit in Sonora, Mexico. The merger will yield benefits to the shareholders of the new company by providing a greater asset base and capitalization, facilitating access to capital markets, reducing overhead, eliminating duplication of administrative expenses and creating a broader trading market with the potential for greater liquidity.

The board of directors of Alamos Gold will consist of five members, three from Alamos and two from National.  Nominated to the new board will be Chester Millar, John McCluskey, and Steve Stine, as nominees of Alamos and James McDonald and Richard Hughes will be the nominees of National.

The senior officers of Alamos Gold will be Chester Millar, Chairman and President, John McCluskey, Vice-President and Chief Executive Officer, and Steve Stine, Vice-President and Chief Operating Officer.

Under the terms of the Letter Agreement, shareholders of Alamos will receive one common share of Alamos Gold for every two common shares of Alamos held and shareholders of National will receive one common share of Alamos Gold for every 2.352 common shares of National held. The parties have engaged Robert McKnight, an independent valuator, to provide a fairness opinion.  All valid rights to acquire common shares of Alamos or National will be replaced by comparable convertible securities of Alamos Gold on an adjusted basis.

The completion of the merger will be subject to the certain conditions including:

·

completion of due diligence reviews before November 22nd, 2002,

·

acceptance of the merger by the requisite legal and regulatory bodies having jurisdiction,

·

completion of the fairness opinion, and

·

receipt of shareholder approval.

It is expected that the merger will be completed before March 15, 2003.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

ALAMOS MINERALS LTD.

NATIONAL GOLD CORPORATION

'Chester F. Millar'

'Albert J. Matter’

Chester F. Millar

Albert J. Matter,

Chairman, President & CEO

President & CEO

NATIONAL GOLD

CORPORATION

October 28, 2002

Symbol NGT: CDNX

FOR IMMEDIATE RELEASE

DIRECTOR RESIGNS

Vancouver, B.C.: National Gold Corporation announces that to facilitate an orderly transition  Mr. Albert J. Matter has resigned as an Officer and Director of the company

ON BEHALF OF THE BOARD OF DIRECTORS OF NATIONAL GOLD CORPORATION

Albert J. Matter,

President & CEO

For further information please contact:

Albert Matter, President & CEO

James McDonald, PGeo, VP Mineral Development

Email:  info@nationalgold.com

Website:  www.nationalgold.com

Phone:  604-408-4647

Fax:  604-687-1327

TSX Venture Exchange has not reviewed and does not

take responsibility for the adequacy or accuracy of this release

Computershare

Cornputershare Trust Company of Canada

510 Burrard Street, Vancouver BC V6C 3B9

Tel:  604.661.9400

Fax:  604.683.3694

November 19, 2002

To:

All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject:

National Gold Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.

Meeting Type

Extraordinary General

2.

Class of Securities Entitled to Receive Notice

Common

3.

Class of Securities Entitled to Vote

Common

4.

CUSIP Number

63623R105

5.

Record Date for Notice

December 16, 2002

6.

Record Date for Voting

December 16, 2002

7.

Beneficial Ownership Determination Date

December 16, 2002

8.

Meeting Date

January 24, 2003

9.

Meeting Location

Vancouver

10.

Business

Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

“Anita Basi”

Assistant Account Manager

Stock Transfer Dept., Client Services

Tel:

604.661.0270

Fax:604.683.3694

NATIONAL GOLD

CORPORATION

November  22nd, 2002

Symbol NGT: CDNX

FOR IMMEDIATE RELEASE

PRIVATE PLACEMENT & SUPER GROUP SUBMISSION WITHDRAWN

Vancouver, B.C.: National Gold Corporation announces it will not be proceeding with the 3.0 million unit non-brokered $.30/unit private placement announced October 7th, 2002.

As well National Gold Corporation announces that it has withdrawn its submission to the TSX Exchange for approval of a proposed property acquisition with Super Group Holdings Ltd. and will not be proceeding with the various proposed acquisitions and transactions with Super Group Holdings contained therein as previously announced on August 12th, 2002.  The Company has also terminated the option agreements on the Cranbrook area properties consisting of  Zinger, SOC.Hoard, Jacleg/Tac, McNeil Creek.

ON BEHALF OF THE BOARD OF DIRECTORS OF NATIONAL GOLD CORPORATION

Albert J. Matter,

President & CEO

For further information please contact:

Albert Matter, President & CEO

James McDonald, PGeo, VP Mineral Development

Email:  info@nationalgold.com

Website:  www.nationalgold.com

Phone:  604-408-4647

Fax:  604-687-1327

TSX Venture Exchange has not reviewed and does not

take responsibility for the adequacy or accuracy of this release